UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42124

GAUZY LTD

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

CONTENTS

Proxy Statement for Special General Meeting of Shareholders

On August 4, 2026, Gauzy Ltd (the “Company”) published a notice that it will hold a Special General Meeting of Shareholders (the “Meeting”) on August 31, 2026.

The Company hereby furnishes the following documents in connection with the Meeting:

1.	Notice and Proxy Statement for the Meeting.

2.	Form of Proxy Card for use in connection with the Meeting.

EXHIBITS

Exhibit	Description
99.1	Notice and Proxy Statement for the Special General Meeting to be held on August 31, 2026.
99.2	Form of Proxy Card for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUB CYBER SECURITY LTD.

Date: August 17, 2026	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

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